Exhibit 99.15

October 1, 2025

VIA EMAIL

Beneficient Holdings, Inc.

Hicks Holdings Operating, LLC

Altiverse Capital Markets, L.L.C.

Bruce Schnitzer

Richard W. Fisher

James G. Silk

Re: Limited Waiver for Conversion of Preferred Series A Subclass 1 Unit Accounts

To the Holders of Preferred Series A Subclass 1 Unit Accounts:

This notice (the “Conversion Notice”) is being provided to you as a holder of Preferred Series A Subclass 1 Unit Accounts (“Preferred A-1 Unit Accounts”) of Beneficient Company Holdings, L.P. (“BCH”) pursuant to that certain Ninth Amended and Restated Limited Partnership Agreement of BCH (as amended, the “BCH LPA”) and is intended to inform you of the following described limited opportunity to convert and exchange Preferred A-1 Unit Accounts into shares of the Class A common stock, par value $0.001 (the “Class A Common Stock”) of Beneficient, a Nevada corporation (“Beneficient”). To facilitate such proposed conversion, Beneficient Company Group, L.L.C., as general partner of BCH (the “General Partner”), has determined, subject to the terms and conditions set forth herein, to (i) waive the minimum conversion price set out in the definition of Preferred Series A Subclass 1 Unit Conversion Price, and (ii) waive the restrictions on the amount of the Sub-Capital Account attributable to the Preferred A-1 Unit Accounts that may be converted pursuant to this Conversion Notice as more fully set forth below. Capitalized terms not otherwise defined herein shall have the meaning given thereto in the BCH LPA.

1.	Terms of Conversion.

a. From the date of this Conversion Notice until 11:59 p.m. CDT, on October 14, 2025 (the “Limited Conversion Period”), each holder of the Preferred A-1 Unit Accounts (“Preferred A-1 Holder”) will have, subject to the terms and conditions in this Conversion Notice, the ability to convert (the “Limited Conversion”) up to $50 million of the Sub-Capital Account associated with such Preferred A-1 Holders’ Preferred A-1 Unit Accounts into Class S Ordinary Units in accordance with the BCH LPA and that certain Exchange Agreement (the “Exchange Agreement”) dated June 7, 2023, by and among Beneficient, the General Partner and BCH, in each case, except as otherwise provided in this Conversion Notice, the other documents executed in connection with any Limited Conversion or as otherwise waived in connection with any Limited Conversion. Any Preferred A-1 Holder electing to convert any Preferred A-1 Unit Accounts into Class S Ordinary Units pursuant to this Conversion Notice will be deemed to have elected to contemporaneously exchange the Class S Ordinary Units received in such Limited Conversion into shares of the Class A Common Stock pursuant to the BCH LPA.

b. To facilitate the Limited Conversion:

(i)	The General Partner has agreed as follows:

(1)	The percentage restrictions set forth in the definition of Annual Factor and the limitations of the Annual Conversion Amount shall not be applicable to any Limited Conversion elected by any Preferred A-1 Holder pursuant to this Conversion Notice up to $50 million of the Sub-Capital Account associated with such Preferred A-1 Holder’s Preferred A-1 Unit Accounts; and

(2)	For purposes of any Limited Conversion, the Preferred Series A Subclass 1 Unit Conversion Price shall be determined in accordance with the BCH LPA; provided, that (A) the minimum conversion price of $840.00 shall not be applicable to any Limited Conversion, and (B) the number of shares of Class A Common Stock issuable in the Limited Conversion to any Preferred A-1 Holder shall be subject to adjustment and forfeiture as provided in Paragraph 2c. below.

(ii)	Beneficient has agreed to waive (1) the requirements of the sixty-one (61) day notice period under Section 2.2(a) of the Exchange Agreement and (2) the requirement that the Limited Conversion and exchange into the shares of Class A Common Stock occur on the date specified in Section 2.2(b)(i) of the Exchange Agreement.

2.	Conditions to Limited Conversion; Conversion; Forfeiture.

a. In addition to the terms and provisions set forth above, any Preferred A-1 Holder electing to make a Limited Conversion must deliver to the General Partner, prior to the expiration of the Limited Conversion Period, duly executed counterparts of the following documents:

(i)	a Notice of Exchange substantially in the form attached hereto as Exhibit A; and

(ii)	a Voting and Lock-Up Agreement substantially in the form attached hereto as Exhibit B.

b. Any Limited Conversion elected by a Preferred A-1 Holder, and the contemporaneous exchange into shares of the Class A Common Stock, will occur promptly following the receipt of an executed Notice of Exchange by Beneficient, the General Partner, and/or BCH, even if such the election of such Limited Conversion is made prior to 11:59 p.m. CDT, on October 14, 2025, in accordance with the terms of this Conversion Notice, the BCH LPA and the Exchange Agreement, in each case, except as otherwise provided in this Conversion Notice, the other documents executed in connection with any Limited Conversion or as otherwise waived in connection with any Limited Conversion.

2

c. If the Average Closing Price (as defined below) on January 1, 2028 (the “2028 ACP”) is higher than the Average Closing Price on the date a Preferred A-1 Holder submits an executed Notice of Exchange and Voting and Lock-Up Agreement, then the number of shares of Class A Common Stock issued to such Preferred A-1 Holder shall be subject to adjustment and forfeiture as follows. The number of shares of Class A Common Stock that would have been issuable on January 1, 2028 (the “2028 Share Amount”) shall be determined by dividing the amount of the Sub-Capital Account associated with such Preferred A-1 Holder’s Preferred A-1 Unit Accounts converted in the Limited Conversion by the 2028 ACP. Such Preferred A-1 Holder shall assign to Beneficient that number of shares of Class A Common Stock equal to the number of shares of Class A Common Stock received by such Preferred A-1 Holder in the Limited Conversion less the 2028 Share Amount for such Preferred A-1 Holder (the “Returned Shares”). The Returned Shares shall be transferred to Beneficient free and clear of all liens, claims and encumbrances, other than (i) transfer restrictions pursuant to the Voting and Lock-Up Agreement and (ii) transfer restrictions under federal and state securities laws.

For purposes hereof, the “Average Closing Price” shall mean the average closing price of a share of Class A Common Stock as reported on the exchange on which the Class A Common Stock is traded for the thirty (30) day period ended immediately prior to the applicable date, or if the Class A Common Stock is not listed on a national securities exchange, then the average closing price of a share of Class A Common Stock as quoted on the automated quotation system on which the Class A Common Stock is quoted (including applicable tiers of the over-the-counter market maintained by the OTC Market Group, Inc.) for the thirty (30) day period ended immediately prior to the applicable date.

3.	Miscellaneous

a. Amendment. No amendment or modification of any of the terms or conditions of this Conversion Notice shall be effective unless signed by BCH, General Partner and Beneficient, a Nevada corporation.

b. Governing Law. This Conversion Notice is to be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to its rules of conflict of laws.

3

IN WITNESS WHEREOF, the undersigned have executed this Conversion Notice as of the date set forth above.

BENEFICIENT COMPANY HOLDINGS, L.P.

By: Beneficient Company Group, L.L.C., its general partner

By: Beneficient, its managing member

By:	/s/ David Rost
Name:	David Rost
Title:	General Counsel

BENEFICIENT COMPANY GROUP, L.L.C.

By: Beneficient, its managing member

By:	/s/ David Rost
Name:	David Rost
Title:	General Counsel

BENEFICIENT

By:	/s/ David Rost
Name:	David Rost
Title:	General Counsel

4

Exhibit A

Notice of Exchange

5

EXHIBIT B

Voting and Lock-Up Agreement

6